Exhibit 23.6

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Applied Materials, Inc.:

We consent to the use of our reports dated December 4, 2013 with respect to the consolidated balance sheets of Applied Materials, Inc. and subsidiaries as of October 27, 2013 and October 28, 2012, and the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for each of the years in the three-year period ended October 27, 2013, and the effectiveness of internal control over financial reporting as of October 27, 2013, incorporated by reference in the registration statement on Form S-4 of TEL-Applied Holdings B.V. and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

KPMG LLP

Santa Clara, California

February 20, 2014